UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported):
August 29, 2003

ROTO-ROOTER, INC.
(Exact name of registrant as specified in its charter)

Delaware	1-8351	31-0791746
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

2600 Chemed Center, 255 East 5th Street, Cincinnati, OH 45202
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code:
(513) 762-6900

Item 5.   Other Events and Regulation FD Disclosure

On August 29, 2003, Roto-Rooter, Inc. announced
that it signed a letter of intent to acquire the
franchise operations in Orange County and San
Diego, California; Eugene, Portland, and Salem,
Oregon; Salt Lake City, Provo, and Park City,
Utah; Phoenix and Tucson, Arizona; and Dallas and
El Paso, Texas.

Item 7.   Financial Statements, Pro Forma Financial
Information and Exhibits
a)   Financial Statements of Businesses Acquired
Not Applicable
b)   Pro Forma Financial Information
Not Applicable
c)   Exhibits
(99.1) Registrant's press release dated
August 29, 2003.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act
of 1934, the Registrant has caused this report to be signed on
its behalf by the undersigned hereunto duly authorized.

ROTO-ROOTER, INC.

Dated: August 29, 2003   By: /s/ Arthur V. Tucker, Jr.
                                   Arthur V. Tucker, Jr.
                                   Vice President and Controller

Exhibit 99.1

CONTACT: Timothy S. O'Toole   FOR IMMEDIATE RELEASE
          (513) 762-6702

<u>Roto-Rooter Inc. Signs Letter of Intent to Acquire Franchises
in California, Oregon, Arizona, Utah, and Texas</u>

          CINCINNATI, August 29, 2003--Roto-Rooter Inc.

(NYSE:RRR) (OTCBB:CHEQP) today announced that it has a signed

letter of intent to purchase the Roto-Rooter franchise operations

in Orange County and San Diego, Calif.; Eugene, Portland, and

Salem, Ore.; Salt Lake City, Provo, and Park City, Utah; Phoenix

and Tucson, Ariz.; and Dallas and El Paso, Texas. The revenues

from these combined operations total approximately $47 million

annually.

          The franchise operations being acquired serve areas

with a population of 20.6 million. Once the acquisition has been

completed, Roto-Rooter company-owned locations will offer

services in territories encompassing more than 147 million

people, or 52 percent of the U.S. population. The total Roto-

Rooter system, including franchisees, company-owned branches, and

independent contractors, offers services to more than 90 percent

of the U.S. population.

          The acquisition is expected to close in the fourth

quarter of 2003. The purchase price has not been disclosed.

          Roto-Rooter President and Chief Executive Officer Kevin

J. McNamara said, "This acquisition marks the accomplishment of a

major, stated goal for Roto-Rooter. This was the largest

franchisee in the Roto-Rooter system and one of the originals, dating back to 1947. The purchase of these franchise territories enables us to recognize 100 percent of the revenues and income generated. Previously, our revenues and profits from these locations were derived from franchise fees."

Roto-Rooter Inc. (www.RotoRooter.com), headquartered in Cincinnati, is a New York Stock Exchange-listed corporation operating in the residential and commercial repair-and-maintenance-service industry through two wholly owned subsidiaries. Roto-Rooter is North America's largest provider of plumbing and drain cleaning services. Service America Systems Inc. provides major-appliance and heating/air-conditioning repair, maintenance, and replacement services.

Statements in this press release or in other Roto-Rooter communications may relate to future events or Roto-Rooter's future performance. Such statements are forward-looking statements and are based on present information Roto-Rooter has related to its existing business circumstances. Investors are cautioned that such forward-looking statements are subject to inherent risk that actual results may differ materially from such forward-looking statements. Further, investors are cautioned that Roto-Rooter does not assume any obligation to update forward-looking statements based on unanticipated events or changed expectations.

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